SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 3, 2008

Corporate Express NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62, 1101 BE Amsterdam ZO, The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                    .

Enclosures:  Two Press Releases dated June 3, 2008

Corporate Express NV

For more information:
Media Relations:
+31 (0)20 651 10 19
PRESS RELEASE
Investor Relations:
+31 (0)20 651 10 42

www.cexpgroup.com

SHAREHOLDERS CIRCULAR ON MERGER WITH LYRECO PUBLISHED TODAY

Corporate Express’s shareholders urged to vote

Amsterdam, 3 June 2008 - Corporate Express NV announces that today it has published its shareholders circular regarding its intended merger with Lyreco SAS as well as the agenda for the Extraordinary General Meeting of Shareholders (EGM) on Wednesday 18 June 2008.

The Supervisory Board and the Executive Board unanimously strongly recommend that Corporate Express shareholders vote in favour of the resolution to be proposed at the EGM to approve the transaction with Lyreco. Their reasons for doing so are detailed in the circular (www.cexpgroup.com).

The key points on the merger with Lyreco, resulting in the creation of the leading global B2B office supplies group are highlighted in the shareholders’ circular, including:

The leading global B2B office products supplier with:

•	Number one B2B positions in North America, Europe and Asia-Pacific; and
•	A well balanced business - in terms of geographic reach, resilience, customer base and product mix - ensuring increased competitive strengths.

Substantial value and benefits for shareholders with:

•	Enhanced opportunities to grow sales and profitability;
•	Significant run-rate synergies of at least € 100 million by the end of year three;
•	EPS accretion from year one onwards (after completion); and
•	High cash generation and strong deleveraging

Additional benefits for customers and employees with:

•	Enhanced customer support and coverage; and
•	More career opportunities and access to best-in class training and selling for employees.

Outstanding execution capabilities:

•	Accelerating the implementation of Corporate Express’ strategic development plan and raising the original sales and margin guidance of the company; and
•	Driven by a highly experienced management team with a strong track record that is fully focused on the B2B market.

The shareholders circular reaffirms the unanimous opinion of both Boards of Corporate Express that the proposed merger with Lyreco presents the most attractive opportunity for shareholders of Corporate Express to achieve significant value. We therefore urge you to carefully read the circular and are confident that you will share our enthusiasm and vote in favour of the resolution at the EGM. Corporate Express remains of the view that Staples’ offer price of € 8.00 per share still significantly undervalues the standalone value of the company and fails to reflect its prospects, let alone the proposed value-enhancing merger with Lyreco. Corporate Express will publish a Position Statement by 12 June at the latest in which the Boards will set out their opinion on the Staples offer and why they do not recommend it to shareholders.

Commenting Peter Ventress, CEO of Corporate Express, said:

“We are convinced that the merger with Lyreco will provide major benefits to our shareholders in the short, medium and long-term and both the Executive Board and the Supervisory Board unanimously recommend it. The enlarged group will benefit significantly from a well-balanced international presence and major economies of scale – and it is these synergies and future growth opportunities which our shareholders will have a chance to share in.

Today’s circular provides detailed information on the proposed merger and the reasons why we are so excited about this value creating opportunity, which presents shareholders with a superior investment opportunity. We encourage our shareholders to read it, urge them to vote and look forward to their support for our recommendations in favour of the merger.”

The agenda for the Extraordinary General Meeting of Shareholders of Corporate Express NV, to be held at Hotel Okura Ferdinand Bolstraat 333 in Amsterdam at 2pm on Wednesday 18 June 2008, will be:

1. Opening

2. Discussion of the public offer of Staples, Inc for Corporate Express

3. Approval as provided in article 2:107a of the Dutch Civil Code for the acquisition of all shares in the capital of Lyreco SAS and/or  subsidiaries of Lyreco SAS

    An integral part of this approval is decision-making to:

•      Issue shares

•      Appoint a member to the Executive Board

•      Appoint members to the Supervisory Board

4. Any other business

Information about the EGM and an explanation on how shareholders can register their shares for the EGM are available on the website of Corporate Express or by calling ABN AMRO Servicedesk. Voting instructions can be found on www.abnamrovoting.nl or www.cexpgroup.com. Should you have any further questions we encourage you to contact ABN AMRO Bank’s Servicedesk Beleggen on +31 76 57 99 455 or servicedesk.beleggen@nl.abnamro.com. Alternatively you can call our toll free information line on 0800 0221967 (from the Netherlands only).

This press release relates amongst other things to the provisions of article 18.1 of the Dutch Decree on Takeover Bids of the Act on Financial Supervision (“Besluit openbare biedingen Wft”).

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Note to the editor

Corporate Express is one of the world’s leading suppliers of office products to businesses and institutions. The Company has a widespread global proprietary distribution network spanning North America, Europe and Australia, with approximately 18,000 employees working from more than 350 locations in 21 countries. In 2007 the Company generated sales of € 5.6 billion. On 1 October 2007, the new management of Corporate Express announced the outcome of a strategic review designed to fully unlock the potential of the Group and its valuable international market positions, create growth and improve shareholder value. While the Company is aware of current economic conditions, it is confident that it is on track towards achieving its targets of an average annual organic sales growth of at least 6% for its Global Office Products business for the period 2008-2010.  The Company expects to generate EBITDA margins of at least 7% from Global Office Products, including overhead costs.

For more information

Analysts / investors: Carl Hoyer	Telephone: +31 (0)20 651 10 42
carl.hoyer@cexpgroup.com

Press / general inquiries: Anneloes Geldermans	Telephone: +31 (0)20 651 10 34
anneloes.geldermans@cexpgroup.com

Safe Harbour Statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to Corporate Express or Lyreco are intended to identify such forward-looking statements. Neither Corporate Express nor Lyreco undertake any obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect Corporate Express’ future financial results are discussed more fully in Corporate Express’ filings with the U.S. Securities and Exchange Commission (“SEC”), including Corporate Express’ most recent Annual Report on Form 20-F filed with the SEC, and available at the SEC’s website at www.sec.gov. Statements regarding the expected date of closing of the transaction, and expected integration, growth and improved customer service benefits, relative benefits between this transaction and other potential transactions and other related statements are forward-looking statements and are subject to risks and uncertainties including among others: uncertainties as to the timing of the transaction, the satisfaction of closing conditions, including the receipt of regulatory and shareholder approvals, whether certain industry segments will grow as anticipated, the competitive environment among providers of B2B office products, the nature of other possible opportunities that may emerge in the future and difficulties encountered in integrating companies and technologies. In addition, this release contains forward-looking statements that involve risks and uncertainties concerning the parties’ ability to complete the transaction,  the anticipated benefits and synergies of the proposed transaction, anticipated future combined operations, products and services, and the anticipated role of Lyreco, its key executives and its employees within Corporate Express following the closing of the transaction. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties, including, among others, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, the impact of a large minority shareholder on the future governance of Corporate Express, the failure to retain key Lyreco and Corporate Express employees, customer, supplier and partner uncertainty regarding the anticipated benefits of the transaction, the failure of Corporate Express and Lyreco to achieve the anticipated synergies of the proposed transaction and other risks detailed in Corporate Express’ SEC filings.

A copy of the shareholders’ circular will also be furnished to the SEC under cover of Form 6-K and available at the SEC’s website www.sec.gov.

Corporate Express NV

For more information:
Media Relations
+31 (0)20 651 10 34
PRESS RELEASE
Investor Relations
+31 (0)20 651 10 42

www.cexpgroup.com

CORPORATE EXPRESS COMPLETES THE SALE OF VEENMAN NEDERLAND

Amsterdam, 3 June 2008 – Corporate Express NV announced today that it has completed the sale of its subsidiary Veenman BV in the Netherlands to Xerox Corporation, as announced on April 16, 2008.

This divestment represents a further step in Corporate Express’ drive to become an even more focused global office products company.

Veenman BV has been sold for € 43 million. The cash proceeds from this transaction will be used for debt reduction. The book profit of around € 40 million will be included in the second quarter results.

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Note to the editor

Corporate Express is one of the world’s leading suppliers of office products to businesses and institutions. The Company has a widespread global proprietary distribution network spanning North America, Europe and Australia, with approximately 18,000 employees working from more than 350 locations in 21 countries. In 2007 the Company generated sales of € 5.6 billion. On 1 October 2007, the new management of Corporate Express announced the outcome of a strategic review designed to fully unlock the potential of the Group and its valuable international market positions, create growth and improve shareholder value. While the Company is aware of current economic conditions, it is confident that it is on track towards achieving its targets of an average annual organic sales growth of at least 6% for its Global Office Products business for the period 2008-2010.  The Company expects to generate EBITDAe margins of at least 7% from Global Office Products, including overhead costs.

For more information

Analysts / investors: Carl Hoyer	Telephone: +31 (0)20 651 10 42
carl.hoyer@cexpgroup.com

Press / general inquiries: Anneloes Geldermans	Telephone: +31 (0)20 651 10 34
anneloes.gelderrmans@cexpgroup.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Corporate Express and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2008. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Corporate Express NV

By:	/s/ P. Ventress
Member Executive Board

By:	/s/ H. van der Kooij
Company Secretary

Date:  June 3, 2008